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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a newsletter relating to the Merger. This newsletter is posted on HP's external web site, www.VotetheHPway.com, and was e-mailed to individuals who subscribe to the newsletter through the www.VotetheHPway.com web site.


VOTETHEHPWAY NEWSLETTER -- MARCH 15, 2002

This is the third edition of the VotetheHPway.com e-mail newsletter. This newsletter is intended to keep you informed of important activity related to the HP/Compaq merger. From time-to-time we will also send newsletter subscribers alerts on breaking news and information related to the HP/Compaq merger.

THERE IS STILL TIME TO VOTE

Your vote is important. In order to have your shares count in the March 19th merger vote, please make sure you return your completed, dated and signed WHITE proxy cards or voting instruction cards in time to reach their destination by March 19, 2002.

Proxy cards or voting instruction cards that are post-marked before March 19th but received after March 19th will NOT be counted in the vote.

Please refer to your proxy materials in your most recent mailing from HP for the latest instructions on how to return your WHITE proxy cards or voting instruction cards.

THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE FOR THE ISSUANCE OF SHARES OF HP COMMON STOCK IN CONNECTION WITH THE HP/COMPAQ MERGER.

THE CASE FOR CHANGE: HP + COMPAQ

During these recent months you have read and heard a great deal about the merger. We thought it would be helpful to pull together, in one place, the many compelling reasons to vote FOR the merger in a brochure titled "The Case For
Change: HP+Compaq." After reading the brochure, we think you'll agree with HP's Board of Directors, executive management, and with Institutional Shareholder Services (ISS) that the HP-Compaq merger is a "winner."

You will receive this booklet with your March 11th shareowner letter. To view a copy of the booklet online, please visit the homepage of the VotetheHPway site.

LOU DOBBS INTERVIEWS CARLY FIORINA ON CNN MONEYLINE

The video and transcript of Carly's interview with Lou Dobbs on CNN MoneyLine is now available on the VotetheHPway website under the "speeches and interviews" section of the "newsroom." In this interview, Lou Dobbs asks Carly about the significance or HP's Q1 earnings results and the case for the merger.

PUTNAM INVESTMENTS VOTES FOR THE MERGER

Putnam Investments, one of the nation's oldest and largest money management firms, announced on March 13th its support of the HP-Compaq merger. Putnam explained,

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"After careful analysis of the proposed Hewlett-Packard-Compaq merger, Putnam
Investments and the trustees of Putnam Funds have decided to vote in favor of the transaction on behalf of shareholders."

"We believe the merger enhances the combined companies' strategic and competitive positions and offers financial benefits to shareholders. Therefore we believe long term shareholder value will be enhanced as a result of the combination."

As of December 31, 2001, through its retail mutual funds and in institutional accounts, Putnam held a total of 46,217,199 shares in Hewlett-Packard and 68,930,016 shares of Compaq.

BANC ONE INVESTMENT ADVISORS VOTE FOR THE MERGER

Banc One Investment Advisors intend to vote in favor of the HP-Compaq merger. Steve Salopek, a Banc One fund manager, said the money management firm is voting for the deal because a combined HP and Compaq is stronger than a standalone HP. "By combining the two, HP acquires intellectual property in the server, storage and services business," Salopek said, adding that there are also significant cost reductions to be had. Banc One owned 5.1 million HP shares as of the end of the year.

STATE TEACHERS RETIREMENT SYSTEM OF OHIO VOTES FOR THE MERGER

The State Teachers Retirement System of Ohio told CNET News.com it planned to vote its shares in favor of the deal. The Ohio teachers group, which owns 3.5 million HP shares and 4.3 million Compaq shares, said it met with both sides before making its decision earlier this week. Representative Laura Ecklar said the staff of the teachers' fund made its decision based on several factors, including the amount of integration planning the two firms had done, their confidence in the projected cost savings as well as faith in management.

DELOITTE CONSULTING SURVEY SHOWS STRONG CUSTOMER SUPPORT FOR MERGER

Deloitte Consulting today announced the results of a comprehensive, independent survey of 2,354 Information Technology ("IT") decision-makers on the proposed merger of HP and Compaq. A strong majority of survey respondents -- all of whom are Hewlett-Packard and Compaq customers -- view the merger of Hewlett-Packard and Compaq as having a positive impact on their business. Responding customers believe the merger will provide benefits in two critical areas:

-- Capability to fulfill end-to-end customer needs and provide a full range of products and services, where customers overwhelmingly believed the merger would be positive for them. Fifty-seven percent (57%) of customers had a positive view of this, compared to only a 13% negative view (27% of customers indicated no expected impact from the merger).

-- Ability to lower overall technology costs, where customers by a nearly two-to-one margin believed the merger would lower their overall costs of technology ownership (38% positive impact vs. 20% negative impact. 42% saw no impact on costs from the merger).

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In a third major area, ability to improve customer service, a slight majority of customers believed the merger would yield a positive outcome for them. Twenty-eight percent (28%) believed the merger would have a positive impact on service levels versus 24% who believed a negative impact would result.
Forty-five percent (45%) saw the merger as having no impact on customer service levels.

"Despite the rhetoric, the success of this merger fundamentally hinges on the new company's ability to deliver value to customers," said Brian Fugere, principal at Deloitte Consulting. "Our survey shows a strong endorsement from both Hewlett-Packard and Compaq customers. Notably, in 24 out of 26 areas surveyed, customers believe the merger will have a positive or strongly positive impact on them."

Fugere also noted that "in comparison to other published surveys on this topic, our survey featured a much larger and broader pool of respondents."

The comprehensive survey was conducted via a blind Internet poll of a cross-section of 2,354 Hewlett-Packard and Compaq customers. The survey respondents were from companies of varying sizes and industries throughout North America. Harris Interactive, a worldwide market research and consulting firm, best known for The Harris Poll(R) and its pioneering use of the Internet to conduct scientifically accurate market research, collected the data for the survey. The survey was designed and developed by Deloitte Consulting and commissioned by Hewlett-Packard.

For a more complete summary of the survey results visit:
http://www.dc.com/obx/pages.php?Name=pr_hp_survey.

HP AND COMPAQ USER GROUPS VOICE SUPPORT FOR THE MERGER

On March 11, 2002, Interex, the International Association of HP Computing Professionals, said its board voted unanimously to support the deal.

"We believe our members will enjoy the inherent benefits of a marriage between HP and Compaq," Interex Chairman Bob Combs said in a statement. "The merger of these two industry pioneers will give Interex members broader access to leading technology, R&D programs, marketing, and service and support, enabling them to strengthen their computing platforms."

On March 5, 2002, in a unanimous vote of its Board of Directors, ITUG -- a Compaq Users Group -- has decided to vote the organization's shares in both Compaq Computer Corporation and Hewlett-Packard Company in favor of the merger of these two computing giants. ITUG, a Compaq Users Group, is an international enterprise computing community of corporations utilizing and supporting Compaq NonStop(TM) Himalaya servers and software, whose mission is to serve as the conduit for advocacy, information sharing and education among Compaq and the global NonStop business community.

"It makes solid, responsible business sense pure and simple," stated Yves Rouchou, Chairman of the ITUG Board of Directors. "Aligning the R&D programs and marketing resources of Compaq and HP that are focused on enterprise servers will result in increased market awareness for the NonStop platform.

"This is important to our members who hold significant investments in leading-edge NonStop technology, to run mission-critical systems and strategic business applications across a variety of high-volume, high-impact industries including stock

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exchanges, telecommunications, banking, financial services, retail and much more," commented Rouchou.

The support and decisions by Interex and ITUG are indications of how two important groups of customers feel about the benefits of the merger.

ISVS AND VARS VOICE SUPPORT FOR THE MERGER

The ASCII Group, Inc. (ASCII), the world's largest community of independent solution providers and value-added resellers (VARs), yesterday announced its support for the $22 billion merger of Compaq Computer Corporation and Hewlett-Packard Company.

"It is in the best interests of HP and Compaq shareholders to vote in favor of this merger," said Alan Weinberger, chairman and chief executive officer of The ASCII Group. "It is simply a good business decision. Combined, the new HP will have a VAR force in the small and medium-sized business sector second to none. This market already is a very large and important one for both companies. These `feet-on-the-street' partners provide hardware, software and services to the small business market, and give a definite edge to manufacturers whose customers are left out in the cold by direct sellers whose only goal is to make the sale."

CUSTOMERS AND PARTNERS VOICE SUPPORT FOR THE MERGER

Customers and Partners continue to come forth to voice their support for the merger. The VotetheHPway site has been updated with the latest customer and partner quotes and they can be found under "hear from others" in the "merger benefits" section. Below are a few examples:

CUSTOMERS

 . "Our IT infrastructure is largely based on HP for our mission-critical database and application servers, and Compaq for our local network servers and PCs. We expect that the synergy of the merger will favour our plans to better integrate the UNIX and Windows worlds, rationalise and consolidate our server population, and promote more rigorous systems management and support in the Windows area. The merger should also create the critical mass and combined expertise for a better consulting services offering." (Bernard King, Head of Management Information Services, EUROCONTROL)

 . "The technology industry today demands leaders who have strong management experience and the ability to drive change. Carly Fiorina is this type of CEO and I am confident that she will make HP a technology leader today and in the future." (Ben Verwaayen, Chief Executive, BT Group)

 . "The proposed HP-Compaq merger is a positive step. The two companies' product lines are highly complementary, allowing the combined HP and Compaq to provide the ultimate end-to-end IT solution. This is ideal for customers like us who want a single supplier for everything from high-end computers for computational research to wireless access devices. In addition, if HP and Compaq can continue their well-earned reputations for being customer-focused and can integrate an end-to-end solution that is seamless to customers, they will have a commanding advantage over the competition. While it sounds simple, it is actually quite difficult to have both the right breadth and depth of product offerings, plus excellent customer service backed by an understanding of our needs and our industry. The merger of HP and Compaq has an excellent shot at achieving exactly that." (Arthur Holden, CEO, First Genetic Trust)

 . "As a long-time member of both HP and Compaq Customer Advisory Boards, I see many more synergies, more in the way of offsetting strengths and weaknesses, and more value in the potential of a future common architecture than are currently described in the popular press." (John "Scooter" Morris, Ph.D., Distinguished Systems Architect, Genentech, Inc.)

 . "We expect that a combined company of Compaq and HP will have real synergies, for both products and services. Greater efficiencies and higher volumes based upon industry standards will benefit the customers over time. Combining the two companies' product lines will create a broader product portfolio where only the best products from the two companies will be included. In addition, uniting the expertise from the two companies will increase the consultative capability to a company like Telenor. In total, this will enhance our efforts in building our own operating efficiency." (Jon Fredrik Baksaas, Deputy Chief Executive Officer, Telenor Norway)

..    "TP S.A. is a valued customer for both HP and Compaq. We support the proposed merger -- one of the most ambitious business decisions of the year. It reflects unique visionary sense of the business represented by HP management and the right direction for the IT industry. We expect that this merger will bring greater value for our company." (Bertrand Le Guern, Executive Vice President, TP S.A. (Polish Telecommunications))

PARTNERS

 . "Avnet Computer Marketing is very excited about the potential merging of HP and Compaq. It brings with it several components -- technology, services and channel-based -- that our industry could clearly benefit from. As news of the merger unfolds, Avnet CM will remain committed to both these partners as integral to our company's success and provide them with our support during their integration efforts." (Andy Bryant, President, Avnet Computer Marketing, Worldwide)

 . "A combined HP and Compaq will be well-positioned to deliver the additional value customers demand -- through leadership in research and development, product innovation and global brand presence. It will hopefully mean a more powerful competitor against rivals from commodity-oriented hardware vendors to global enterprise solution providers. The merged company will be better positioned to help customers reduce complexity by offering comprehensive solutions, going beyond technology components -- an approach that is central to CDW's business model. I have confidence in the ability of management at both HP and Compaq to pull this merger off." (John Edwardson, Chairman and CEO, CDW Computer Centers, Inc.)

 . "Carly Fiorina is a decisive leader who has a clear understanding of the dynamics shaping the technology industry today. I truly believe that her strengths in these areas, along with her unique ability to drive change, will take HP to the next level of industry leadership." (John T. Chambers, President and Chief Executive Officer, Cisco Systems, Inc.)

 . "The combined companies of HP and Compaq have the potential to provide value across the IT supply chain. HP has been a company that strongly supports the IT channel, and the two companies combined create a comprehensive product and service offering for total technology solutions to customers. Cost efficiency is the aim among both companies; therefore, actions that drive efficiencies can only stand to create more benefits for all players within the IT supply chain." (Kent B. Foster, Chairman and Chief Executive Officer, Ingram Micro Inc.)

..    "Inktomi has formed strong and valuable partnerships with both
     Hewlett-Packard and Compaq, and we look forward to leveraging the synergies that will result from the merger. The consolidation will create a leading global technology and services company, and provide Inktomi with the opportunity to deliver powerful network infrastructure software solutions to its customers." (Kevin Brown, Vice President, Channels and Business Development, Inktomi Corp.)

ANSWERS TO YOUR FREQUENTLY ASKED QUESTIONS (FAQ):

Thank you for all of the comments and questions that have been submitted to VotetheHPway.com. The FAQ section of the website has been updated to reflect many of your latest questions. However we'd like to address a few of the most frequently asked questions here:

Q:   WHY AM I RECEIVING SO MUCH MAIL ABOUT THE HP/COMPAQ MERGER?

A: You are receiving various mailings relating to the merger because HP is engaged in a continuing effort to keep shareowners informed and make sure they understand the true facts about the merger. Walter Hewlett is sending his own mailings as well.

Q:   WHY AM I BEING CALLED AT HOME?

A: We are contacting every shareowner directly in order to make sure that you have received your proxy materials and to give you the opportunity to ask questions about the voting materials, the process of voting, and the vote itself.

Q: WHAT IF I HAVE QUESTIONS ABOUT THE MATERIALS I RECEIVED IN THE MAIL OR I HAVEN'T YET RECEIVED MY PROXY AND VOTING INFORMATION IN THE MAIL?

A: Most questions about the shareowner vote are addressed in the FAQs on VotetheHPway.com. However, if you did not receive proxy materials or need more information you can call Innisfree toll-free at 1-877-750-5836. You may also request additional copies of the HP proxy materials by sending an e-mail to info@innisfreema.com.

Q: WHY WOULD I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS FROM HP AND WHAT SHOULD I DO WITH THEM?

A: You may receive more than one set of voting materials, including multiple copies of the joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards from HP for any one of the following reasons:

       1)  You hold your HP shares in more than one brokerage account,

       2)  You hold HP shares in more than one name,

       3) You hold HP shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings.

     In order for your total share ownership to count in this vote, please complete, sign, date and return each WHITE proxy card and voting instruction card that you receive from HP.

       4)  You are a shareowner of both HP and Compaq.

           The proxy cards or voting instruction cards from HP and Compaq are both WHITE. If you are a shareowner of both HP and Compaq, please note that the merger votes for HP and Compaq are separate events. A vote for the issuance of shares in connection with the merger for the HP special meeting (i.e., a "FOR" vote) will not constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting (i.e., a "FOR" vote), and vice versa.

     Please complete, sign, date and return each WHITE proxy card and voting instruction card that you receive from HP and Compaq in order for your full number of shares to be counted in both the HP merger vote and the Compaq merger vote.

Q: DO I HAVE TO MAIL BACK BOTH THE WHITE AND THE GREEN PROXY CARD/VOTING INSTRUCTION CARD?

A: NO. Both the WHITE proxy card or voting instruction card, as provided by HP, and the green proxy card or voting instruction card, as provided by the dissident group, allow you to declare how you want to vote on the merger.

     If you submit both a WHITE proxy card or voting instruction card and a green proxy card or voting instruction card, only your latest-dated card will be counted. For example, if you sign, date and return a WHITE proxy card after you have submitted a green proxy card, the later-dated WHITE proxy card will automatically revoke the green proxy card.

     Each WHITE proxy card or voting instruction card urges you to vote FOR a proposal to approve the issuance of shares of HP common stock in connection with the HP/Compaq merger. The dissident group asks you to vote against the proposal using the green proxy card or voting instruction card.

     THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE FOR THE PROPOSAL NOTED ABOVE.

Q:   IS ABSTAIN THE SAME AS A NO VOTE?

A: An "abstain" vote indicates that you do not wish to take a position on the proposal on the proxy card or voting instruction card. A vote to abstain is not counted as a vote FOR or against the proposal to issue shares of HP common stock to Compaq shareowners in connection with the merger.

Q: SHOULD I VOTE "FOR" ON THE WHITE PROXY CARD OR VOTING INSTRUCTION CARD AND "AGAINST" ON THE GREEN PROXY CARD OR VOTING INSTRUCTION CARD?

A: No. By doing so, you will cancel out your vote. The proposal that the HP Board of Directors has put forth on the WHITE proxy cards and voting instruction cards and the proposal that the dissident opposition has put forth on the green proxy cards and voting instruction cards are the same.

     The WHITE cards urge you as a shareowner to approve the proposal to issue shares of HP common stock to Compaq shareowners in connection with the merger (a "FOR" vote). The green cards ask you not to approve the proposal (an "against" vote).

     THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE FOR THE PROPOSAL NOTED ABOVE.

Q:   HOW CAN I ATTEND THE HP SPECIAL MEETING ON MARCH 19TH?

A: You are entitled to attend the special meeting only if you were an HP shareowner or joint holder as of the close of business on January 28, 2002, or if you hold a valid proxy for the special meeting. You should be prepared to present photo identification for admittance.

     In addition, if you are a record holder or hold your shares through HP's TAXCAP or Stock Ownership Plan, your name will be verified against the list of record holders or plan participants on the record date prior to being admitted to the meeting.

     If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 28, 2002, or other similar evidence of ownership.

     If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the HP special meeting.

     The special meeting will begin promptly at 8:00 a.m. PST on Tuesday, March 19, 2002. Check-in will begin at 6:30 a.m. PST, and you should allow ample time for check-in procedures.

     For directions to the meeting, please refer to the Frequently Asked Questions section of the VotetheHPway website under "Special Meeting Questions."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.